UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

GENTIVA HEALTH SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

37247A102

(CUSIP Number)

Kindred Healthcare, Inc.

Joseph L. Landenwich

Co-General Counsel and Corporate Secretary

680 South Fourth Street

Louisville, KY 40202-2412

(502) 596-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37247A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kindred Healthcare, Inc. (I.R.S. Identification No. 61-1323993)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100 shares of common stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100 shares of common stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of common stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person CO

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2014 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment the “Schedule 13D”). This Amendment relates to shares of common stock of Gentiva Health Services, Inc., a Delaware corporation (“Gentiva”), par value $0.01 per share (the “Shares”). All references to the defined term “Shares” in the Original Schedule 13D shall be deemed to refer to the Old Shares (as defined in Item 4 of this Amendment). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined herein shall have the meanings given to them in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

The class of equity securities to which this Amendment relates is the Shares. The address and principal executive office of Gentiva is 3350 Riverwood Parkway, Suite 1400, Atlanta, GA 30339.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by adding the following as the last paragraph thereof:

The Merger Consideration (as defined in Item 4) that Kindred paid to Gentiva stockholders was funded through Kindred’s issuance of Kindred Common Stock and the payment of approximately $531 million in cash. Other funds needed by Kindred to complete the Merger included funds to refinance certain existing debt of Gentiva and pay fees and expenses related to the Merger and the debt financing for the Merger. The cash amount paid in respect of these items was funded from a combination of borrowings under Kindred’s existing asset-based revolving credit facility, dated as of June 1, 2011, as amended and restated from time to time, and gross proceeds from Kindred’s issuance of $750 million aggregate principal amount of 8.00% senior notes due 2020 and $600 million aggregate principal amount of 8.75% senior notes due 2023.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

On February 2, 2015, the Merger occurred. Pursuant to the Merger Agreement, each share of common stock, par value $0.10 per share, of Gentiva (the “Old Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than Old Shares held by Kindred, Gentiva and their respective wholly owned subsidiaries (which were cancelled) and Old Shares that were owned by stockholders who had properly exercised and perfected a demand for appraisal rights under Delaware law), including each deferred share unit, was converted into the right to receive the Merger Consideration. At the effective time of the Merger, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time of the Merger was converted into and became one Share of Gentiva as the surviving corporation in the Merger. As a result of the Merger, Kindred owns all 100 of the issued and outstanding Shares and Gentiva is a wholly owned subsidiary of Kindred.

Pursuant to the terms of the Voting Agreement, the Voting Agreement terminated upon the effective time of the Merger and, pursuant to the terms of the Merger Agreement, all Old Shares owned by the Stockholders were converted into the right to receive the Merger Consideration.

As a result of the Merger, the directors and officers of Merger Sub became the directors and officers, respectively, of Gentiva, and shall remain so until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with Gentiva’s certificate of incorporation and bylaws.

As a result of the Merger, effective February 2, 2015, the number of shares of common stock that Gentiva is authorized to issue is 1000 Shares.

Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, the Certificate of Incorporation of Gentiva was amended and restated so as to read in its entirety as set forth in Exhibit A to the Merger Agreement and the Bylaws of Gentiva was amended and restated to become the Bylaws of Merger Sub in effect immediately prior to the effective time of the Merger. A copy of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of Gentiva were filed as Exhibit 3.1 and Exhibit 3.2, respectively, to the Current Report on form 8-K filed by Gentiva on February 3, 2015, and are incorporated herein by reference.

The Shares of Gentiva will be deemed to be delisted from the NASDAQ Global Select Market (“NASDAQ”) ten days after the effective time of the Merger pursuant to a Form 25 filed with the Commission by NASDAQ on February 2, 2015.

As a result of the Merger, the Shares are now eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented by adding the following to the end of the corresponding subsections listed below:

(a). As a result of the Merger and pursuant to the Merger Agreement, Kindred has acquired and, for purposes of Rule 13d-3 promulgated under the Act, beneficially owns 100 Shares, which represent 100% of the outstanding Shares.

(b). Kindred has sole power to vote and dispose of 100% of the Shares.

(c). As a result of the Merger and pursuant to the terms of the Merger Agreement, Kindred now beneficially owns all of the issued and outstanding Shares. Except as described in this Amendment, there have been no reportable transactions with respect to the Shares by Kindred within the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by adding the following after the last paragraph thereof:

As a result of the completion of the Merger, the Voting Agreement terminated in accordance with its terms on February 2, 2015.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2015	Kindred Healthcare, Inc.

	By:	/s/ Joseph L. Landenwich
	Name:	Joseph L. Landenwich
	Title:	Co-General Counsel and Corporate Secretary